Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

April 5, 2017

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on March 24, 2017 and on April 3, 2017 respecting post-effective amendment number 112 to the registrant’s Registration Statement on Form N-1A, filed on February 9, 2017.

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about April 7, 2017. In those instances where we identify disclosure items analogous to the items which were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures. Additionally, in those instances where we identify disclosure items in post-effective amendment number 112 that are analogous to items which were specific subjects of staff comments respecting post-effective amendment number 111 to the registrant’s Registration Statement, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures in post-effective amendment number 112.

General Comment

1.          Selective Review.  The staff noted the registrant had requested, in separate correspondence, that post-effective amendment no. 112 be afforded selective review respecting only the portions of the prospectuses and statements of additional information that reflected substantive changes from the analogous prospectuses and statements of additional information in post-effective amendment no. 110. The staff observed that, because selective review had been employed with respect to post-effective amendment no. 112, portions of that amendment which had been the subject of previous staff comments were not reviewed by the staff and that the staff might have had comments on those portions had they been reviewed by the staff as part of this filing. The staff consequently asked the registrant to acknowledge that the staff’s review addressed only the portions identified in the separate correspondence as having been changed substantially by post-effective amendment no. 112.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

April 5, 2017

Response. This will confirm that the registrant understands that the staff’s review of post-effective amendment no. 112 was conducted on a selective basis, and that portions of the amendment which had been the subject of previous staff comments were not reviewed by the staff in this instance and that the staff might have had comments on those portions of the amendment had they been reviewed by the staff as part of this filing.

Thornburg Funds Prospectus – Retail and Institutional Classes of Shares

2.          Thornburg Low Duration Municipal Fund – Fee and Expenses of the Fund -- Annual Fund Operating Expenses (page 5).  The staff stated its perception that the last sentence of footnote 2 is not clear as to the period of time within which the registrant’s investment advisor or distributor may seek recoupment of previously waived fees or reimbursed expenses.

Response. The registrant will revise the referenced disclosure to read substantially as follows:

“Thornburg and TSC may recoup amounts waived or reimbursed during the fiscal year if actual expenses fall below the expense cap during that year.”

3.          Thornburg Low Duration Municipal Fund – Fee and Expenses of the Fund -- Annual Fund Operating Expenses (page 5).  The staff stated its view that the disclosure in footnote 2 pertaining to the right of recoupment reserved by the Fund’s investment advisor and distributor should be stated more specifically, in accordance with the AICPA’s Investment Company Industry Developments, Audit Risk Alert no. 73 (“Expense Recapture Plans,” as issued in 2009 and appearing in the current AICPA compilation of these alerts). Specifically, according to the staff, this guidance requires the accounting for recoupments to be limited to the lesser of the level of the expense cap at the time of the waiver or the expense cap at the time of recapture by the advisor or distributor.

Response. The registrant questions whether the guidance offered in the audit risk alert is applicable to the registrant, because that guidance addresses recoupment in the context of changes in expense caps spanning multiple years, and the registrant’s ability to recoup previously waived fees or reimbursed expenses is limited to the current fiscal year. The registrant believes that any recoupments of previously waived fees or reimbursed expenses are in any event treated in accordance with the guidance, and that additional disclosure in the prospectus would not be appropriate.

4.          Thornburg Low Duration Municipal Fund, “Principal Investment Strategies” (page 5).  The staff noted that a principal investment strategy of this Fund and each of the other municipal bond Funds is to invest in municipal obligations issued by states and state agencies. The staff asked the registrant to consider whether the reference to such investments may suggest to an investor that distributions of net interest income by these Funds may be exempt from state income taxes or from the federal alternative minimum tax.

Response. The registrant has determined that the disclosure is clear regarding the types of taxes that apply to the distributions of income from these Funds. In that regard, the registrant notes that each of these Funds includes disclosure under the heading “Principal Investment Strategies” stating that income from the Fund’s investments is generally exempt from federal income tax (and, in the case of the three single state municipal bond Funds, from state taxes of the named states), that each of these Funds includes disclosure under the heading “Tax Information” in the summary portion of the prospectus stating that income may be subject to the federal alternative minimum tax and, in the case of the non-single state Funds, to state taxes, and that additional information about this topic can be found elsewhere in the prospectus under the heading “Taxes,” and in the Statement of Additional Information.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

April 5, 2017

5.          Thornburg Core Growth Fund, “Principal Investment Strategies” (page 55).  The staff noted the references to and descriptions of “consistent growers” as a type of company in which the Fund seeks to invest, commented that these descriptions might imply to the reader that such companies will continue to grow, and suggested that any confusion might be addressed by supplying a reference to growth in a company’s earnings or revenues or some other reference.

Response. The staff made a similar comment on January 17, 2017 respecting post-effective amendment number 106 to the registrant’s Registration Statement on Form N-1A, and after considering the staff’s comment at that time, the registrant determined to add the following descriptive language to further emphasize that companies selected for investment by the Fund may not continue to grow:

“There is no assurance that any company selected for investment will, once categorized in one of the three described investment categories, continue to have the positive characteristics or fulfill the expectations that that advisor had for the company when it was selected for investment, and any such company may not grow or may decline in earnings and size.”

The foregoing language was added to the prospectuses effective February 1, 2017, under the heading “Principal Investment Strategies” for the Thornburg Core Growth Fund and for Funds that have disclosures analogous to that of the Thornburg Core Growth Fund. The foregoing language will also appear in the registrant’s prospectuses that become effective on April 10, 2017. The registrant has determined not to add any further specific references to earnings levels or similar metrics because the registrant believes such references would be complex and confusing, and would likely not address all the potential investment situations that might be presented in the future.

6.          Investments in Derivatives.  With respect to any Fund that has adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act, the staff asked the registrant to state whether a Fund would include its investments in derivative instruments, if any, in the determination of whether that Fund has satisfied the percentage investment requirement. The staff further suggested that the registrant consider including a disclosure on this topic in the prospectus.

Response. The registrant confirms that, if any Fund that has adopted a policy to invest at least 80% of its net assets in a particular type of investment invests in derivative instruments, those derivative instruments would be included in the calculation of the Fund’s compliance with the 80% policy. Currently only two of the Funds – Thornburg Strategic Municipal Income Fund and Thornburg Strategic Income Fund – identify investments in derivative instruments as a potential principal investment strategy, and neither of those Funds has a policy to invest at least 80% of its net assets in a particular type of investment. Accordingly the registrant does not believe it is necessary or desirable to include further disclosure of this topic in the prospectus.

7.          Sales Charge Variations Offered by Financial Intermediaries (page 89).  The staff commented that the cross reference to Exhibit A appearing in the first paragraph under the caption “Sales Charge Variations Offered by Financial Intermediaries” should be made “prominent” through the use of bold typeface or other means to emphasize the statement. We understood the comment to refer to the guidance on this point supplied by the staff in its IM Guidance Update No. 2016-06 (December 2016).

Response. The registrant will put the sentence including the described cross reference into bold typeface.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

April 5, 2017

8.          Sales Charge Variations Offered by Financial Intermediaries (page 89).  Noting the statement in the first paragraph under the caption “Sales Charge Variations Offered by Financial Intermediaries” that “[c]ertain financial intermediaries may have different policies and procedures . . . regarding the availability of . . . sales charge waivers,” the staff questioned the use of the plural in referring to financial intermediaries in view of the identification of only one intermediary in Appendix A. The staff requested that the registrant clarify the statement or explain in supplemental correspondence why the use of the plural in the statement is appropriate.

Response. There is the possibility that other financial intermediaries may offer different sales charge waivers, and this phrasing anticipates that possibility.

9.          Appendix A (page 148). The staff requested a statement in separate correspondence that Appendix A to this prospectus (relating to sales charge waivers and variations offered by a specific financial intermediary) is a part of the prospectus and not a standalone document. The staff also requested that the registrant acknowledge that all financial intermediaries who offer waivers and variations specific to their customers are identified in Appendix A.

Response. This will confirm that Appendix A to this prospectus is a part of the prospectus and not a standalone document. This will also acknowledge that the financial intermediary identified in the Appendix A is the only intermediary that has advised the registrant that it will offer waivers of the sales charges disclosed in this prospectus.

10.          Appendix A (page 148).  The staff called attention to a statement in the first paragraph of Appendix A that the described waivers “may differ from those disclosed elsewhere in this Prospectus,” and observed that the language indicates that sales charge waivers are not consistently disclosed and suggests that there are other available waivers that are not disclosed.

Response. The registrant will delete the word “may” from the disclosure.

Other Matters

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  ATTORNEYS AND COUNSELORS AT LAW